UGI UTILITIES INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES - EXHIBIT 12.1
(Thousands of dollars)

	Year Ended September 30,
	2013	2012	2011	2010	2009
Earnings:
Earnings before income taxes	$171,010	$142,971	$168,693	$147,183	$125,554
Interest expense	39,309	42,412	42,728	42,336	43,918
Amortization of debt discount and
expense	731	814	1,060	627	625
Estimated interest component of rental
expense	2,090	2,121	1,740	1,912	1,965
	$213,140	$188,318	$214,221	$192,058	$172,062

Fixed Charges:
Interest expense	$39,309	$42,412	$42,728	$42,336	$43,918
Amortization of debt discount and
expense	731	814	1,060	627	625
Allowance for funds used during
construction (capitalized interest)	286	10	90	74	160
Estimated interest component of rental
expense	2,090	2,121	1,740	1,912	1,965
	$42,416	$45,357	$45,618	$44,949	$46,668

Ratio of earnings to fixed charges	5.02	4.15	4.70	4.27	3.69